FORM 6-K/A

Amendment No. 1

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

AMENDMENT OF FILED INFORMATION ON FORM 6-K OF “REORGANIZATION OF ELECTRICAL SUPPLIES BUSINESS OF NEW MATSUSHITA GROUP”

On December 3, 2004, the registrant filed information on Form 6-K with the Securities and Exchange Commission regarding the news release issued on November 29, 2004, announcing the reorganization of electrical supplies business of new Matsushita group. The registrant hereby amends parts of its basic information for Matsushita Electric Industrial Co., Ltd. (MEI) (non-consolidated basis), as follows to correct the amounts of “Shareholders’ Equity,” “Total Assets,” and “Number of Employees.”

This amendment is not intended to revise, update, amend or restate any other part of the previous information or reflect any events that have occurred after the Form 6-K was filed on December 3, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: January 21, 2005

Correction of Parts of News Release of “Reorganization of Electrical Supplies Business of New Matsushita Group.”

After Correction

Shareholders’ Equity (million yen) 2,841,380 *

Total Assets (million yen) 5,095,843 *

No. of Employees 50,753 *

(Note) * as of September 30, 2004

Before Correction

Shareholders’ Equity (million yen) 2,567,709 *

Total Assets (million yen) 4,401,440 *

No. of Employees 50,121*

(Note) * as of September 30, 2004